 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2023

Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by reference herein is a press release issued by the Registrant entitled: “RedHill Biopharma Announces $6 Million Registered Direct Offering”.

This Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122), on July 24, 2019 (File No. 333-232776), on March 25, 2021 (File No. 333-254692), on May 3, 2021 (File No. 333-255710), on January 11, 2022 (File No. 333-262099) and on June 27, 2022 (File No. 333-265845), and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on March 30, 2021 (File No. 333-254848) and on July 29, 2021 (File No. 333-258259).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the "Registrant")

Date: March 30, 2023	By: /s/ Dror Ben-Asher
Dror Ben-Asher
Chief Executive Officer

Press Release

RedHill Biopharma Announces $6 Million Registered Direct Offering

TEL AVIV, ISRAEL & RALEIGH, N.C., March 30, 2023 -- RedHill Biopharma Ltd. (Nasdaq: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company, today announced that it has entered into a definitive agreement for the purchase and sale of 1,500,000 of the Company’s American Depositary Shares (“ADSs”) (or ADS equivalents), each ADS representing four hundred (400) ordinary shares, series A warrants to purchase up to an aggregate of 1,500,000 ADSs and series B warrants to purchase up to an aggregate of 1,500,000 ADSs at a purchase price of $4.00 per ADS (or ADS equivalent) and associated warrants, in a registered direct offering. The series A warrants have an exercise price of $4.75 per ADS, are exercisable immediately and have a term of five years following issuance, and the series B warrants have an exercise price of $4.00 per ADS, are exercisable immediately and have a term of nine months following issuance. The closing of the offering is expected to occur on or about April 3, 2023, subject to the satisfaction of customary closing conditions.

H.C. Wainwright & Co. is acting as the exclusive placement agent for the offering.

The gross proceeds to the Company from this offering are expected to be $6 million, before deducting the placement agent’s fees and other offering expenses payable by the Company. The Company intends to use the net proceeds from this offering for general working capital, acquisitions, research and development, and general corporate purposes.

The securities described above are being offered by the Company pursuant to a “shelf” registration statement on Form F-3 (File No 333-258259) previously filed with the Securities and Exchange Commission (the “SEC”) on July 29, 2021, and declared effective by the SEC on August 9, 2021. The offering of the securities is made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. A final prospectus supplement and accompanying prospectus relating to the securities being offered will be filed with the SEC. Electronic copies of the final prospectus supplement and accompanying prospectus may be obtained, when available, on the SEC’s website at http://www.sec.gov or by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by phone at (212) 865-5711 or e-mail at placements@hcwco.com.

The Company also has agreed that certain existing warrants to purchase up to an aggregate of 330,106 ADSs at an exercise price of $59.20 per share and a termination date of November 11, 2027 will be amended, effective upon the closing of the offering, so that the amended warrants will have a reduced exercise price of $4.75 per share and a termination date of five years following the closing of the offering.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About RedHill Biopharma
RedHill Biopharma Ltd. (Nasdaq: RDHL) is a specialty biopharmaceutical company primarily focused on gastrointestinal and infectious diseases. RedHill promotes the gastrointestinal drugs Talicia®, for the treatment of Helicobacter pylori (H. pylori) infection in adults1, and Aemcolo®, for the treatment of travelers’ diarrhea in adults2. RedHill’s key clinical late-stage development programs include: (i) RHB-204, with an ongoing Phase 3 study for pulmonary nontuberculous mycobacteria (NTM) disease; (ii) opaganib (ABC294640), a first-in-class oral broad-acting, host-directed, SPHK2 selective inhibitor targeting multiple indications, including for pandemic preparedness, with a Phase 2/3 program for hospitalized COVID-19 and a Phase 2 program in oncology and a nuclear radiation protection program ongoing; (iii) RHB-107 (upamostat), an oral broad-acting, host-directed serine protease inhibitor with potential for pandemic preparedness, is in late-stage development for treatment of non-hospitalized symptomatic COVID-19, and is targeting multiple other cancer and inflammatory gastrointestinal diseases; (iv) RHB-104, with positive results from a first Phase 3 study for Crohn's disease; and (v) RHB-102, with expected UK submission for chemotherapy and radiotherapy induced nausea and vomiting, positive results from a Phase 3 study for acute gastroenteritis and gastritis and positive results from a Phase 2 study for IBS-D. More information about the Company is available at www.redhillbio.com/ twitter.com/RedHillBio.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements in this press release other than statements of historical fact could be deemed forward looking including, but not limited to, statements regarding the completion of the offering, the satisfaction of customary closing conditions related to the offering and the intended use of net proceeds from the offering. Words such as “plans,” “expects,” “will,” “anticipates,” “continue,” “expand,” “advance,” “develop” “believes,” “guidance,” “target,” “may,” “remain,” “project,” “outlook,” “intend,” “estimate,” “could,” “should,” and other words and terms of similar meaning and expression are intended to identify forward-looking statements, although not all forward-looking statements contain such terms. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company's control and cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, the risk that the growth in prescriptions will not continue and the addition of new generating products will not occur, that we will not be successful in obtaining non-dilutive development funding for RHB-107, that we will not be successful in increasing sales of our commercial products, including due to market conditions, that the Phase 2/3 COVID-19 study for RHB-107 may not be successful and, even if successful, such studies and results may not be sufficient for regulatory applications, including emergency use or marketing applications, and that additional COVID-19 studies for opaganib and RHB-107 are likely to be required, as well as risks and uncertainties associated with the risk that the Company will not successfully commercialize its products; as well as risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company's research, manufacturing, pre-clinical studies, clinical trials, and other therapeutic candidate development efforts, and the timing of the commercial launch of its commercial products and ones it may acquire or develop in the future; (ii) the Company's ability to advance its therapeutic candidates into clinical trials or to successfully complete its pre-clinical studies or clinical trials or the development of a commercial companion diagnostic for the detection of MAP; (iii) the extent and number and type of additional studies that the Company may be required to conduct and the Company's receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company's therapeutic candidates and Talicia®; (v) the Company's ability to successfully commercialize and promote Talicia® and Aemcolo®; (vi) the Company's ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company's therapeutic candidates and the results obtained with its therapeutic candidates in research, pre-clinical studies or clinical trials; (ix) the implementation of the Company's business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xii) estimates of the Company's expenses, future revenues, capital requirements and needs for additional financing; (xiii) the effect of patients suffering adverse experiences using investigative drugs under the Company's Expanded Access Program; (xiv) competition from other companies and technologies within the Company's industry; and (xv) the hiring and employment commencement date of executive managers. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on March 17, 2022. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise unless required by law.

Company contact:

Adi Frish
Chief Corporate & Business Development Officer
RedHill Biopharma
+972-54-6543-112
adi@redhillbio.com

Category: Financials

1 Talicia® (omeprazole magnesium, amoxicillin and rifabutin) is indicated for the treatment of H. pylori infection in adults. For full prescribing information see: www.Talicia.com.
2 Aemcolo® (rifamycin) is indicated for the treatment of travelers’ diarrhea caused by noninvasive strains of Escherichia coli in adults. For full prescribing information see: www.aemcolo.com.